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                            September 11, 2020

       Wallace Cooney
       Chief Financial Officer
       Graham Holdings Company
       1300 North 17th Street
       Arlington, VA 22209

                                                        Re: Graham Holdings
Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 26,
2020
                                                            Form 10-Q for the
Period Ended June 30, 2020
                                                            Filed August 5,
2020
                                                            File No. 1-6714

       Dear Mr. Cooney:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       19. Business Segments, page 110

   1.                                                   We note you evaluate
segment performance based on operating income before
                                                        amortization of
intangible assets and impairment of goodwill and other long-lived assets.
                                                        We were not able to
locate disclosure of this measure. Please explain how you considered the guidance in ASC
280-10-50-22 and 50-27. See also Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures, Question 104.02.
 Wallace Cooney
FirstName LastNameWallace
Graham Holdings  Company Cooney
Comapany 11,
September NameGraham
              2020      Holdings Company
September
Page 2    11, 2020 Page 2
FirstName LastName
Form 10-Q for the Period Ended June 30, 2020

Notes to Condensed Consolidated Financial Statements
6. Goodwill and Other Intangible Assets, page 11

2. We note as a result of the uncertainty and challenging operating environment created by the COVID-19 pandemic you completed an interim impairment review of the goodwill and other long-lived assets of the Clydes Restaurant Group and your automotive dealership reporting units. We note the pandemic also adversely impacted your
         Education, Television Broadcasting, Manufacturing, and Socialcode divisions and there has been a substantial decline in your market capitalization. Furthermore, you disclose you expect the results for most of your divisions will continue to be adversely impacted by the pandemic for the remainder of 2020. Please explain why an interim impairment review was not triggered for your other reporting units. Reference is made to ASC 350-20-35-3 and 35-30 and ASC 350-30-35-18.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Scott Stringer at 202-551-3272 or Donna Di Silvio at 202-551-
3202 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services